Exhibit 1.02

Masimo Corporation
Conflict Minerals Report
For the Calendar Year Ended December 31, 2013
This Conflict Minerals Report (the “Report” or “CMR”) is being filed in compliance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the calendar year ended December 31, 2013; and pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). This rule requires companies to publicly disclose certain information relating to their use of “Conflict Minerals” that originated in the Democratic Republic of Congo or an adjoining country (collectively, the “DRC Countries”) that may be contributing to human rights abuses, if those minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by those companies. Rule 13p-1 requires companies to report whether Conflict Minerals that originated in the DRC Countries exist in their supply chains. Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten.
During a registrant's supply chain review, if it is determined that Conflict Minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant, the registrant is required to perform in good faith a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals. The purpose of the inquiry is to determine whether any of the Conflict Minerals originated in the DRC Countries or from recycled or scrap sources. The following report is not subject to an independent private sector audit pursuant to the adopting release for Rule 13p-1 issued by the Securities and Exchange Commission.
Company Overview
Masimo Corporation (“Masimo”, “we”, “us” or “our”) is a leader in global medical technology that develops, manufactures, and markets a variety of noninvasive monitoring technologies. Our mission is to improve patient outcomes and reduce the cost of care by taking noninvasive monitoring to new sites and applications.
Our core business is measure through motion and low perfusion arterial blood oxygen saturation and pulse rate monitoring, known as Masimo SET® pulse oximetry, but our product offerings have expanded significantly over the years to also include noninvasive blood constituent, brain and breath monitoring, including rainbow® Pulse CO-Oximetry, brain function electroencephalogram monitoring, respiration rate, capnography and anesthetic agent monitoring. In addition, we have developed the Root™ patient monitoring and connectivity platform and Patient SafetyNet™ remote patient surveillance monitoring system. We provide our products directly and through distributors and original equipment manufacturer (“OEM”) partners to hospitals, emergency medical service providers, physician offices, veterinarians, long term care facilities and consumers.
We maintain offices throughout the world, including but not limited to the United States, Europe, Asia, and the Middle East. We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996. Our principal executive offices are located at 40 Parker, Irvine, California 92618.
Product Overview
We develop, manufacture and market patient monitoring products and related technologies that incorporate a monitor or circuit board, sensors, including proprietary single-patient use, reusable and ReSposable sensors, and patient cables. In addition, we offer remote alarm/monitoring solutions, software, and connectivity solutions.

Materials and Supply Chain Overview
Masimo is not a vertically integrated manufacturer and is therefore several levels removed from the actual mining of Conflict Minerals. Masimo does not make direct purchases of raw ore or unrefined Conflict Minerals from the DRC Countries. During 2013, Masimo determined that certain of its products may contain Conflict Minerals due to the anticipated presence of these minerals in parts obtained from suppliers or from the use of Conflict Minerals in the manufacturing processes employed by Masimo. Therefore, in order to comply with Rule 13p-1, Masimo relies upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including the sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We have adopted responsible sourcing of minerals requirements with our Conflict Minerals Policy; and our suppliers are expected to provide Conflict Minerals sourcing information to us in accordance with the policy. A copy of our Conflict Minerals Policy is available on our website at http://ir.masimo.com/phoenix.zhtml?c=117065&p=irol-govpolicy.
Reasonable Country of Origin Inquiry (RCOI)
After our initial assessment that certain supplier parts likely contain Conflict Minerals, Masimo conducted an RCOI to determine which Masimo-utilized parts contain Conflict Minerals and whether those Conflict Minerals originated in DRC Countries. Masimo has contacted suppliers and asked them to provide information regarding: (1) the Conflict Minerals contained in each of the parts supplied by that supplier, and (2) the source of those Conflict Minerals, including smelter/refinery information and the location of mines. These suppliers were asked to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template. Due to the breadth and complexity of our products and supply chain, we expect that it will take significant time for many of our suppliers to collect and verify the origin of Conflict Minerals in the products they supply to us.
Due Diligence Process
Masimo has implemented a due diligence process regarding the source and chain of custody of our Conflict Minerals. We have designed our due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. Our due diligence process includes:

1.	Adopting a Conflict Minerals Policy. A copy of our Conflict Minerals Policy is available on our website at http://ir.masimo.com/phoenix.zhtml?c=117065&p=irol-govpolicy.

2.
Submitting the EICC-GeSI Conflict Minerals Reporting Template to suppliers of parts potentially containing Conflict Minerals. This template includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers and provides a standardized method for Masimo to use in the collection of representations, statements, and data from Masimo’s suppliers relative to the presence, use, source, and chain of custody of Conflict Minerals in supplier parts that are used in Masimo’s products. Responses are reviewed for completeness, reasonableness and consistency.

3.
Comparing smelters identified in the reporting templates against the list of smelter facilities that have been identified as "conflict free" by the EICC-GeSI Conflict Free Sourcing Initiative (“CFSI”). The CFSI is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the DRC Countries.

4.
Providing mechanisms to report violations of Masimo’s policies. We have mechanisms in place that enable employees, suppliers and others to report violations of Masimo’s policies. We have a compliance hotline which is operated by an independent company that may be called at any time to report grievances and invite individuals with grievances to bring these matters to the attention of the Audit Committee of our Board of Directors by written correspondence on a confidential basis.

Risk Mitigation - Improvement Program
Masimo is committed to further improving our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI, and continuing our outreach efforts in order to further develop transparency in our supply chain and mitigate the risk that Masimo’s use of Conflict Minerals benefits or finances armed groups. The steps that Masimo will take in calendar year 2014 to further this commitment include:

1.	Continuing to work with our suppliers that provided incomplete or insufficient information in an effort to obtain compete and accurate information in 2014;

2.
Requesting information and supporting data from each supplier providing parts to Masimo that are subject to 2014 reporting requirements by utilizing the EEIC-GeSI Conflict Minerals Reporting Template; and pursuing a completed template response that identifies the originating smelter and mine;

3.	Continuing to follow our due diligence process to review and validate supplier responses that are obtained in support of Masimo’s Conflict Minerals reporting;

4.	Providing our Conflict Minerals Policy to suppliers in connection with our EEIC-GeSI Conflict Minerals Reporting Template -based supplier inquiry process for 2014;

5.
Encouraging our suppliers to purchase materials from audited, conflict-free smelters and determined whether the smelters that were used to process these minerals were validated as conflict-free as part of the Conflict-Free Smelter Program; and

6.	Evaluating whether to add a Conflict Minerals disclosure clause to our purchase order standard terms and conditions and to our current and future supplier agreements.
Product Description
A list of parts used in Masimo monitor, printed circuit board, and sensor products for which Masimo surveyed suppliers for Conflict Mineral content or Conflict Mineral use in production is attached as Exhibit A. Despite the due diligence efforts undertaken by Masimo to date, the smelters and refineries used to process the Conflict Minerals used in Masimo’s products, and the countries of origin of those Conflict Minerals, remains unknown. Therefore, we are currently unable to provide such information in this Report.
Conflict Minerals Status Analysis and Conflict Status Conclusion
We do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals. Accordingly, Masimo has reasonably determined that each of its products that contain Conflict Minerals are “DRC conflict undeterminable,” as defined in Rule 13p-1.

Masimo Corporation Conflict Minerals Report
Exhibit A
Description of Masimo Corporation's 2013 Products (Parts/Supplies)

Product Description

▪	Electronic Parts, Assemblies and Components

▪	Cables, Cable Harnesses and Wires

▪	Power Supplies

▪	Printed Circuit Assemblies

▪	Displays/Monitors

▪	LEDs

▪	Solder

▪	Batteries